Exhibit 21.1

                         Subsidiaries of the Registrant

Aviv Instruments, Inc., a Delaware corporation

Protein Solutions, Inc., a corporation organized under the laws of the Commonwealth of Virginia

Protein Solutions Holdings, Inc., a corporation organized under the laws of the State of Delaware

Protein Solutions Limited., a company organized under the laws of England and Wales



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